ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

The investment policies of the following portfolios were amended and restated as noted below:

1.	Capital Appreciation Value Trust
2.	Core Diversified Growth & Income Trust
3.	Disciplined Diversification Trust
4.	Value Trust

Capital Appreciation Value Trust

The following policy has been added:

The fund may invest up to 15% of its net assets in non-investment grade fixed income securities.

Core Diversified Growth & Income Trust:

The investment strategies of the fund are amended and restated as follows:

The fund invests in other funds and other investment companies (“underlying funds”) as well as other types of investments as described below. Under normal market conditions, the fund will generally invest between 65% and 75% of its assets in equity securities, which include securities held by the underlying funds, and between 25% and 35% of its assets in fixed income securities, which include securities held by the underlying funds.

The fund operates as a fund of funds and may invest in other funds including index funds and funds of the American Funds Insurance Series (the “AFIS Funds”). When purchasing shares of the AFIS Funds, the fund only purchases Class 1 shares (which are not subject to Rule 12b-1 fees).

The fund is authorized to invest without limitation in underlying funds and in other types of investments as described below. The fund may purchase any underlying funds except other funds of funds and JHT feeder funds.

The underlying funds as a group hold a wide range of equity type securities in their portfolios. These include small-, mid- and large capitalization stocks, domestic and foreign securities (including emerging market securities). Each of the funds has its own investment strategy which, for example, may focus on growth stocks or value stocks or may employ a strategy combining growth and income stocks and/or may invest in derivatives such as options on securities and futures contracts. Certain of the funds in which the fund invests focus their investment strategy on fixed-income securities, which may include investment grade and below investment grade debt securities with maturities that range from short to longer term. The fixed-income funds collectively hold various types of debt instruments such as corporate bonds, government issued, domestic and international securities. Index funds typically seek to approximate the aggregate total return of a market index and an investment in an index fund involves risks similar to the risks of investing directly in the securities in the index.

The fund may also invest in exchange traded funds (“ETFs”) and may make direct investments in other types of investments, see “Other Permitted Investments by the Funds of Funds.”

The fund bears its own expenses, and, in addition, indirectly bears its proportionate share of the expenses of the underlying funds in which it invests.

Disciplined Diversification Trust

The following policy has been removed:

The fund’s fixed-income securities will, under normal market conditions, consist of approximately 60-80% high quality short-term bonds from developed markets around the world, and 20-40% Treasury Inflation-Protected Securities (“TIPS”). TIPS are debt securities issued by the U.S. Treasury whose principal and/or interest payments are adjusted for inflation, unlike debt securities that make fixed principal and interest payments. The non-TIPS securities in which the fund will invest will have a minimum short-term credit rating of A1or better by S&P or Prime 1 by Moody’s or F1 or better by Fitch Ratings Ltd. (“Fitch”). If there is no short-term rating the non-TIPS securities would have a minimum long-term credit rating of AA as rated by S&P or Fitch, Inc. or equivalent rating by Moody’s and would generally mature within five years from the date of settlement.

Value Trust

The following policy has been added:

The fund may invest without limit in ADRs and may invest up to 20% of its total assets in foreign equities (investments in ADRs are not foreign securities for the purposes of this limit and the fund may invest without limitation in ADRs).